Letterhead of Vasogen Inc.

May 4, 2007

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Washington D.C. 20549
United States of America

Dear Sir:

In reply to the SEC Comment Letter of March 14, 2007, I have set out a response to the questions you raised surrounding the audit opinion for the cumulative period from December 1, 1987 to November 30, 2006.

Prior to the filing of its fiscal 2006 annual report, Vasogen was eligible to file its annual report on Form 40-F under the Multijurisdictional Disclosure System (“MJDS”) with the SEC. As permitted under the MJDS, KPMG's audits for the periods prior to November 30, 2006 were conducted only in accordance with Canadian generally accepted auditing standards (“Canadian GAAS).

In December 2006, the Company determined that it no longer met the criteria to file its annual report on Form 40-F and therefore would prepare its 2006 annual report on Form 20-F. Form 20-F requires that audits of registrants be conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) effective with the release of PCAOB Standard No. 1 in May 2004 and prior to that, generally accepted auditing standards of the United States (“US GAAS”) (effective in 2000).

For Canadian regulatory purposes, KPMG LLP issued its auditors’ report prepared in accordance with Canadian GAAS, dated January 30, 2007, as at November 30, 2006 and 2005 and for each of the years in the three-year period ended November 30, 2006 and for the cumulative period from December 1, 1987 to November 30, 2006.

For SEC reporting purposes, KPMG issued its report of independent registered public accounting firm prepared in accordance with the standards of the PCAOB, dated January 30, 2007, for each of the years in the three-year period ended November 30, 2006. For the cumulative period from December 1, 1987 to November 30, 2006, KPMG did not conduct its audit in accordance with US GAAS and/or the standards of the PCAOB and therefore KPMG’s audit opinion could not assert compliance with US GAAS and the standards of the PCAOB for the cumulative period from December 1, 1987 to November 30, 2006.

For the following reasons, KPMG considers that it is not in a position to report on the consolidated financial statements of loss and deficit and cash flows for the period from inception on December 1, 1987 to November 30, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States):

1)
KPMG was appointed auditors for the year ended November 30, 1993. At this time, KPMG does not have access to the predecessor auditors’ work papers for the period prior to the date they were appointed auditors in order to determine whether the audits conducted by the predecessor auditor included sufficient and appropriate audit procedures to assert compliance with the standards of the PCAOB.

2)	KPMG considered the differences between Canadian and United States auditing standards for the period from inception to November 30, 2003 as set out in an internal firm publication (prepared in

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2000) and concluded that they could not be assured that all of the additional procedures as required by US GAAS and/or the standards of the PCAOB had been considered and evaluated as part of the Canadian GAAS audit of that time period.

Prior to December 1, 2003, additional procedures and documentation were required to be performed regarding fraud considerations (AU 316, Consideration of Fraud in a Financial Statement Audit), compliance with laws and regulations (AU 317, Illegal Acts by Clients) and communication with the Audit Committee, among other things as compared with Canadian GAAS at the time. The auditor was required to make specific inquiries of management at the time regarding their policies relative to the prevention of illegal acts and compliance with laws and regulations.

For example, for the period prior to December 1, 2003, additional procedures and documentation were required to be performed regarding fraud considerations (AU 316, Consideration of Fraud in a Financial Statement Audit - SAS 82) for an audit conducted in accordance with US GAAS. In particular, SAS 82 required that the auditor inquire of management in order to determine:

a)	management's understanding regarding the risk of fraud in the entity
b)	whether management has knowledge of fraud that has been perpetrated on or within the entity.
c)
whether there are particular subsidiary locations, business segments, types of transactions, account balances, or financial statement categories where fraud risk factors exist or may be more likely to exist

d)	how management may be addressing such risks.
e)	whether the Company’s programs to prevent, deter, and detect fraud has identified any fraud risk factor.

In addition, for the period prior to December 1, 2003, additional procedures and documentation was required to be performed regarding compliance with laws and regulations (AU 317, Illegal Acts by Clients). In particular, AU 317 required that the auditor inquire of management in order to determine:

•	the Company’s policies relative to the prevention of illegal acts.
•
the use of directives issued by the Company and periodic representations obtained by the Company from appropriate levels of authority within the organization concerning compliance with laws and regulations.

Lastly, for the period prior to December 1, 2003, additional procedures and documentation was required to be performed regarding communication with the Audit Committee (AU 380, Communication with Audit Committees). In particular, AU 380 required that the auditor:

a)	document communication with the Audit Committee by appropriate memoranda or notations in the working papers
b)
inform the Audit Committee about adjustments arising from the audit that could, in the auditor’s judgment, either individually or in the aggregate, have a significant effect on the Company’s financial reporting process, whether or not recorded by the Company.

3)
Statement on Auditing Standards No. 96, Audit Documentation and PCAOB Standard No. 3, Audit Documentation both require that the auditor document procedures performed, audit evidence obtained, and conclusions reached with respect to financial statement assertions. KPMG could not be assured that the documentation of audit work performed by all personnel who participated in the engagement (including the work of specialists) related to the cumulative results of operations would be sufficient to meet the US GAAS standards and specifically those of PCAOB Standard No. 3, paragraph 6. KPMG could not be certain that an experienced auditor with a reasonable understanding of the industry and having no previous connection with the engagement would be

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able to conclude that the work performed was completed and the person who reviewed the work and the date of the review.

In 2000, annual reports filed on Form 20-F with respect to fiscal years ended on or after September 30, 2000 were required to include an auditors’ report that stated that the audit has been conducted in accordance with US GAAS. Previously, the SEC staff had accepted auditors’ reports that referred to the audit as having been conducted in accordance with local generally accepted auditing standards provided that an assertion is made that those auditing standards are substantially consistent with US GAAS.

It is KPMG’s understanding that at the November 1, 2000 meeting of the AICPA International Practices Task Force, the Task Force agreed (and KPMG understands that the SEC staff did not object) that, except in two limited transitional situations, described below, the auditor’s report should refer to the audit having been conducted in accordance with local GAAS and US GAAS for all periods presented. The auditor was required to perform whatever steps necessary to allow the auditor to make such a representation. The limited transitional situations were as follows

c)
Where a predecessor auditor is required to re-issue a report on an earlier period and in the earlier report had used the “substantially consistent” wording, the predecessor auditor may continue to use those words in the reissued report. This limited exception does not apply to initial registration statements.

d)
The MJDS rules continue to permit Canadian GAAS audits in filings under the MJDS system. In the past, Canadian registrants not under MJDS were also permitted to file Canadian GAAS audit reports that did not assert substantial consistency with US GAAS. Accordingly, Canadian auditors who had previously been permitted to report in accordance with Canadian GAAS rather than US GAAS are strongly encouraged to refer to compliance with US GAAS for all periods presented, but it was acceptable for Canadian auditors to continue to refer to Canadian GAAS in respect of prior year audits for fiscal years ended before September 30, 2000.

KPMG is able to provide their auditors’ report in accordance with Canadian GAAS regarding the cumulative period from December 1, 1987 to November 30, 2006 of the Company. The Company requests that this be an acceptable substitute.

Sincerely,

/s/ Chris Waddick

Chris Waddick
C.O.O. & C.F.O.